UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ElkCorp
(Name of Subject Company (Issuer))
CGEA INVESTOR, INC.
CGEA HOLDINGS, INC.
(Names of Filing Persons—Offerors)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
287456107
(CUSIP Number of Class of Securities)
CGEA Holdings, Inc.
c/o The Carlyle Group
1001 Pennsylvania Avenue, NW, Suite 220 South
Washington DC 20004
(202) 729-5626
Attention: Glenn A. Youngkin
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Paul S. Bird, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$899,279,455.50	$96,222.90

*The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $40.50 per share by the sum of (i) the 20,626,102 shares of common stock, par value $1.00 per share, of ElkCorp (the “Shares”), issued and outstanding as of January 12, 2007; (ii) the 1,338,365 Shares that are issuable on or prior to the expiration of this offer under outstanding stock options; and (iii) 239,964 Shares that are issuable on or prior to the completion of this Offer under outstanding Performance Share Awards.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
☐ Check the appropriate boxes below to designate any transactions to which the statement relates.
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
(Continued on following pages)

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by CGEA Investor, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of CGEA Holdings, Inc. (“Parent”), to purchase all outstanding shares of common stock, par value $1.00 per share (together with the Series A Participating Preferred Stock purchase rights, “Shares”), of ElkCorp, a Delaware corporation (the “Company”), at a price of $40.50 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to the Introduction, Items 1-9 and Item 11 of this Schedule TO.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The name of the subject company is ElkCorp. ElkCorp’s principal executive office is located at 14911 Quorum Drive, Suite 600, Dallas, Texas 75254. ElkCorp’s telephone number is (972) 851-0500.
     (b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to the Company, as of January 12, 2007, there were 20,626,102 Shares issued and outstanding, there were outstanding options to purchase an aggregate of 1,338,365 Shares and there were 581,700 Shares underlying outstanding performance share awards of which 239,964 Shares are issuable on or prior to the completion of the Offer.
     (c) The information set forth in Section 6—“Price Range of the Shares” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     The information set forth in Section 9—“Certain Information Concerning the Purchaser and its Affiliates” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.
     The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning The Company,” “Certain Information Concerning the Purchaser and its Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     The information set forth in Sections 6, 7, 11, 13 and 14—“Price Range of the Shares,” “Effect of the Offer on the Market for the Shares; NYSE Listing; Margin Regulations; Exchange Act Registration,” “Purpose of the Offer; Plans for the Company”, “Dividends and Distributions” and “Certain Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The information set forth in Section 12—“Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth in the Introduction and Sections 8, 9, 10 and 11—“Certain Information Concerning the Company,” “Certain Information Concerning the Purchaser and its Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     The information set forth in Sections 10, 11 and 16—“Background of the Offer; Contacts with the Company,” “Purpose of the Offer; Plans for the Company” and “Certain Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.
     Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     The information set forth in Section 15 — “Certain Legal Matters; Required Regulatory Approvals” and Item 7 — “Source and Amount of Funds or Other Consideration” in the Offer to Purchase is incorporated herein by reference.
ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated January 18, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Form of Letter to Participants in the Company’s Employee Stock Ownership Plan.

(a)(1)(G)	Trustee Direction Form.

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(I)	Text of press release issued by CGEA Investor, Inc., CGEA Holdings, Inc., and the Company on December 18, 2006.

(a)(1)(J)	Text of press release issued by the Company on January 16, 2007.

(a)(1)(K)	Form of summary advertisement, published January 18, 2007.

(a)(1)(L)	Text of press release issued by Parent and the Purchaser on January 18, 2007.

(a)(1)(M)	Complaint by Call4U against the Company, its directors and Carlyle, filed December 19, 2006.

(a)(1)(N)	Complaint by William E. Wetzel against the Company, its directors and Carlyle, filed December 27, 2006.

(b)(1)(A)	Amended and Restated Equity Commitment Letter, dated January 15, 2007, from Carlyle Fund IV, L.P.

(b)(1)(B)	Amended and Restated Debt Commitment Letter, dated January 15, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of America Securities LLC, General Electric Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(d)(1)(A)	Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007, among the Company, CGEA Investor, Inc. and CGEA Holdings, Inc.

(d)(1)(B)	Amended and Restated Confidentiality Agreement, dated as of October 11, 2006, among the Company, CGEA Investor, Inc., CGEA Holdings, Inc. and Carlyle Investment Management LLC.

(d)(1)(C)	Amended and Restated Guarantee from Carlyle Partners IV, L.P., dated January 15, 2007.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 18, 2007 that the information set forth in this statement is true, complete and correct.

CGEA Holdings, Inc.

By:	/s/ GLENN A. YOUNGKIN

Name: Glenn A. Youngkin
Title: President

CGEA Investor, Inc.

By:	/s/ GLENN A. YOUNGKIN

Name: Glenn A. Youngkin
Title: President

EXHIBIT
NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated January 18, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Form of Letter to Participants in the Company’s Employee Stock Ownership Plan.

(a)(1)(G)	Trustee Direction Form.

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(I)	Text of press release issued by CGEA Investor, Inc., CGEA Holdings, Inc., and the Company on December 18, 2006.

(a)(1)(J)	Text of press release issued by the Company on January 16, 2007.

(a)(1)(K)	Form of summary advertisement, published January 18, 2007.

(a)(1)(L)	Text of press release issued by Parent and the Purchaser on January 18, 2007.

(a)(1)(M)	Complaint by Call4U against the Company, its directors and Carlyle, filed December 19, 2006.

(a)(1)(N)	Complaint by William E. Wetzel against the Company, its directors and Carlyle, filed December 27, 2006.

(b)(1)(A)	Amended and Restated Equity Commitment Letter, dated January 15, 2007, from Carlyle Fund IV, L.P.

EXHIBIT
NO.	DESCRIPTION
(b)(1)(B)	Amended and Restated Debt Commitment Letter, dated January 15, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of America Securities LLC, General Electric Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(d)(1)(A)	Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007, among the Company, CGEA Investor, Inc. and CGEA Holdings, Inc.

(d)(1)(B)	Amended and Restated Confidentiality Agreement, dated as of October 11, 2006, among the Company, CGEA Investor, Inc., CGEA Holdings, Inc. and Carlyle Investment Management LLC.

(d)(1)(C)	Amended and Restated Guarantee from Carlyle Partners IV, L.P., dated January 15, 2007.

(g)	Not applicable.

(h)	Not applicable.